UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-33766

_______________________

AGRIA CORPORATION

_______________________

Room 1206, Huantai Building

12, Zhongguancun South Street, Haidian District

Beijing 100081, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AGRIA CORPORATION

FORM 6-K

TABLE OF CONTENTS

SIGNATURE

Exhibit Index

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation

	By:	/s/ Wah Kwong Tsang
Name: Wah Kwong Tsang
Title: Director, as duly authorized signatory

Date: October 23, 2013

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release